Exhibit 2.1

This SECOND AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER, dated May 7, 2026 (this “Amendment”), is entered into by and among CrossCountry Intermediate Holdco, LLC (“Parent”), CrossCountry Merger Corp. (“Merger Sub”) and Two Harbors Investment Corp. (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, on March 27, 2026, the parties hereto entered into the Agreement and Plan of Merger and on April 28, 2026 such parties entered into an amendment thereto (as amended, the “Merger Agreement”).

WHEREAS, the parties hereto desire to amend the terms of the Merger Agreement to reflect certain changes to the Merger Agreement on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.            Increase to the Merger Consideration. In Section 3.1(a)(i) of the Merger Agreement, the reference to “$11.30” is hereby amended to be “$12.00”.

2.            Increase to the Company Termination Fee. In the definition of “Company Termination Fee” in the Merger Agreement, the reference to “$50,000,000” is hereby amended to be “$51,000,000”.

3.            Amendment to Financing Provisions for Debt Commitment Letters. In addition to the other amendments set forth in this Amendment, the Merger Agreement is hereby further amended as set forth on Annex A attached to this Amendment.

4.            References to the Merger Agreement. After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder”, “herein” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment, and all references in the Company Disclosure Letter and Parent Disclosure Letter to “the Agreement” shall refer to the Merger Agreement as amended by this Amendment. All references in the Merger Agreement and the Company Disclosure Letter and Parent Disclosure Letter to “the date hereof” and “the date of this Agreement” shall refer to March 27, 2026; provided that, solely with respect to the Bridge Commitment Letter to the extent contemplated in the definition of “Debt Commitment Letters”, any reference in the Merger Agreement to “the date of this Agreement” or words of like import shall, for the avoidance of doubt, refer to the date of this Amendment.

5.            Other Miscellaneous Terms. The provisions of Article IX of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

6.            Amendment. Except as expressly amended by this Amendment, the terms of the Merger Agreement shall remain unchanged and continue in full force and effect.

7.            Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Maryland (without giving effect to choice of law principles thereof).

8.            Counterparts. This Amendment may be executed by facsimile and in counterparts, all of which shall be considered an original and one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

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The parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

CrossCountry Intermediate Holdco, LLC

By:	/s/ Ronald J. Leonhardt, Jr.
	Name:	Ronald J. Leonhardt, Jr.
	Title:	Chief Executive Officer

CrossCountry Merger Corp.

By:	/s/ Ronald J. Leonhardt, Jr.
	Name:	Ronald J. Leonhardt, Jr.
	Title:	Chief Executive Officer

Two Harbors Investment Corp.

By:	/s/ William Greenberg
	Name:	William Greenberg
	Title:	President and Chief Executive Officer

Annex A

1.	The following definitions are hereby added to Section 1.1 of the Merger Agreement:

“Beneficial Ownership Regulation” has the meaning set forth in Section 6.20(c).

“Bridge Commitment Letter” has the meaning set forth in Section 5.4(b).

“Secured Debt Commitment Letter” has the meaning set forth in Section 5.4(b).

2.	The definition of “Debt Commitment Letter” in Section 1.1 of the Merger Agreement is hereby amended to be “Debt Commitment Letters.”

3.	The definition of “Debt Financing Fee Letter” in Section 1.1 of the Merger Agreement is hereby amended to be “Debt Financing Fee Letters.”

4.	The definition of “Financing” in Section 1.1 of the Merger Agreement is hereby amended to be “Financings.”

5.	References to “Financing” in the definition of “Financing Sources” in Section 1.1 of the Merger Agreement are hereby amended to be “Financings.”

6.	Section 5.4 of the Merger Agreement (Funds) is hereby amended and restated in its entirety to read as follows:

(a)	Parent has access to, and will and will cause Merger Sub to have access at the Effective Time and at the Closing, available funds in an amount sufficient to carry out all of Parent’s obligations under this Agreement and to consummate the Transactions, including (i) payment in cash of the aggregate Merger Consideration on the Closing Date and the aggregate amounts payable to holders of Company Equity Awards following the Effective Time pursuant to Section 3.2, and (ii) to pay all related fees and expenses required to be paid by Parent or Merger Sub under this Agreement. Parent confirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Parent or Merger Sub obtain financing for or in connection with the Transactions.

(b)	In furtherance of the foregoing, prior to the date of this Agreement, Parent has delivered to the Company true and correct copies of (1) a fully executed debt commitment letter, dated as of March 27, 2026 (including all exhibits, schedules, annexes and amendments thereto, the “Secured Debt Commitment Letter”), and (2) a fully executed bridge facility commitment letter, dated as of May 5, 2026, by and between Citigroup Global Markets Inc. and Parent (including all exhibits, schedules, annexes and amendments thereto, the “Bridge Commitment Letter” and, together with the Secured Debt Commitment Letter, the “Debt Commitment Letters”), and the fee letters referred to in the Debt Commitment Letters (collectively, the “Debt Financing Fee Letters”) from the Financing Sources named therein, pursuant to which those Financing Sources (together with any additional Financing Sources appointed pursuant to the terms of the Debt Commitment Letters) have committed, subject only to the terms and conditions set forth therein, to provide to Parent or a Subsidiary of Parent the amounts of debt financing as described therein (collectively, the “Financings”). The Debt Commitment Letters and Debt Financing Fee Letters may be redacted in a customary fashion as to economic terms and other commercially sensitive numbers and provisions specified therein, none of which could adversely affect the availability, conditionality, enforceability or amount of the Financings contemplated thereby. Parent represents and warrants that (A) the Financings are intended to be used, among other things, to fund the Transactions, including the Merger, and (B) the Definitive Debt Agreements to be executed and delivered pursuant to Schedule 6.20(b) of the Parent Disclosure Letter will permit the use of proceeds thereunder to pay the Required Amounts.

(c)	Except as expressly set forth in the Debt Commitment Letters, there are no conditions precedent to the obligations of the Financing Sources to fund the full amount contemplated by the Debt Commitment Letters and no contingencies that would permit the Financing Sources to reduce the aggregate amount of the Financings below the amount necessary, together with other financial resources available to Parent, to consummate the Transactions and pay the Required Amounts, including any condition or other contingency relating to the amount. There are no side letters, understandings or other agreements, contracts or other arrangements of any kind (other than the Debt Financing Fee Letters) that could affect the conditions precedent to the availability of the proceeds of the Financings contemplated by the Debt Commitment Letters at or prior to Closing. As of the date of this Agreement, each of the Debt Commitment Letters has been duly executed and delivered by, and is a legal, valid and binding obligation of Parent or a Subsidiary of Parent and, to the Knowledge of Parent, the other parties thereto (except as such enforcement may be subject to bankruptcy and other similar Law and by general equitable principles). As of the date of this Agreement, each of the Debt Commitment Letters is in full force and effect against Parent and, to the Knowledge of Parent, against each other party thereto and, as of the date of this Agreement, has not been withdrawn, rescinded, terminated or otherwise amended or modified, and, assuming the satisfaction of the conditions set forth in Article VII, no such withdrawal, rescission, termination, amendment or modification is currently contemplated that would reasonably be expected to make the Financing Sources less likely to fund the Financings in the amounts necessary, together with other financial resources available to Parent, to consummate the Transactions and pay the Required Amounts. All commitment and other fees required to be paid under the Debt Commitment Letters and Debt Financing Fee Letters on or before the date of this Agreement have been fully paid, and Parent will pay in full any amounts due on or before the Closing Date. The aggregate proceeds of the Financings (including any Alternate Financing), when funded in accordance with, and subject to, the terms and conditions of the Debt Commitment Letters (including the Definitive Debt Agreements to be executed pursuant thereto) together with any other immediately available sources available to Parent, will be sufficient to enable Parent and Merger Sub to pay in cash the Required Amounts. In no event shall receipt by, or the availability of any funds or financing (including the Financings) to, the Parent, Merger Sub or any of their Affiliates be or be deemed, construed or alleged to be a condition precedent to any obligations of Parent and Merger Sub under this Agreement.

7.	The reference to “Financing” in Section 6.18 of the Merger Agreement is hereby amended to be “Financings.”

8.	Section 6.20 of the Merger Agreement (Financing Activities) is hereby amended and restated in its entirety to read as follows:

(a)	Parent Financing.

(i)            Parent will use reasonable best efforts to obtain the Financings (or in the event any portion or all of the Financings required for Parent to pay the Required Amounts becomes unavailable, alternative debt financing from the same or other sources (such portion from sources other than any source providing the Financings contemplated by the Debt Commitment Letters as of the date hereof, the “Alternate Financing”)) in an aggregate amount, together with the remaining Financings, if any, and any other immediately available sources available to Parent to fund the payment of the Required Amounts when required to be paid hereunder. Such efforts by Parent shall include, without limitation: (A) complying with and maintaining in full force and effect the Debt Commitment Letters (subject to commitment reductions and/or termination thereof in connection with the consummation of an alternative financing generating, when taken together with other sources of funds immediately available to Parent or Merger Sub, the Required Amounts at Closing), (B) negotiating and entering into definitive financing agreements (the “Definitive Debt Agreements”) with respect to the Financings or alternative financing generating, when taken together with any other funding sources available to Parent, the Required Amounts when required to be paid hereunder; provided, that such Definitive Debt Agreements or alternative financing, as applicable, shall not (1) impose new or additional conditions or expand any existing condition to the receipt of the Financings, (2) otherwise materially delay funding of the Financings or make funding of the Financings or alternative financing generating, when taken together with any other funding sources available to Parent, the Required Amounts when required to be paid hereunder less likely to occur, or (3) adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letters or the Definitive Debt Agreements or alternative financing, as applicable (the effects described in clauses (1) through (3), collectively, the “Prohibited Modifications” and each individually, a “Prohibited Modification”), (C) satisfying on a timely basis all conditions to the Financings contemplated by the Debt Commitment Letters and the Debt Financing Fee Letters, and (D) enforcing its rights under the Debt Commitment Letters in the event of a breach by the Financing Sources under the Debt Commitment Letters or any of the Definitive Debt Agreements or alternative financing, as applicable. Prior to the Closing, without the prior written consent of the Company, Parent shall not (x) agree to, or permit, any withdrawal, rescission, termination, amendment, restatement, supplement, modification or waiver in respect of the Debt Commitment Letters or any Definitive Debt Agreement that would result, when taken together with any other funding sources available to Parent, in Parent failing to have the Required Amounts when required to be paid hereunder, or (y) agree to substitute other debt or equity financing for all or any portion of the Financings from the same or alternative financing sources to the extent such substitution would result in a Prohibited Modification.

(ii)            Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financings. Parent shall give the Company prompt written notice (A) upon becoming aware of, or receiving written notice or other written communication with respect to, (1) any actual, threatened (in writing) or alleged (in writing) material breach of or default under, or any event or circumstance that (with or without notice, lapse of time or both) could reasonably be expected to give rise to any material breach of or default under, the Debt Commitment Letters by a party thereto, (2) any actual or threatened (in writing) termination, withdrawal, repudiation or rescission of the Debt Commitment Letters or any Definitive Debt Agreement, or (3) any material dispute or disagreement between or among parties to the Debt Commitment Letters or any Definitive Debt Agreement, in each case, to the extent such breach, default, termination, withdrawal, repudiation, rescission, dispute or disagreement would reasonably be expected to materially delay or prevent the Closing or result in failure of Parent to obtain, when taken together with any other funding sources available to Parent, the Required Amounts when required to be paid hereunder or (B) if at any time for any reason Parent believes in good faith that it may not be able to obtain all or any portion of the Financings on the terms and conditions, at the time, in the manner or from the sources contemplated by the Financings, except as a result of consummation of alternative financing transactions providing, when taken together with any other funding sources available to Parent, the Required Amounts when required to be paid hereunder. Parent shall promptly provide any material information reasonably requested by the Company relating to any circumstance referred to in clauses (A) or (B) of the immediately preceding sentence; provided that in no event shall Parent be required to provide access to or disclose information that would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, Parent or any of its Subsidiaries (as reasonably determined in good faith by Parent).

(iii)            If any of the Financings or the Debt Commitment Letters (or any Definitive Debt Agreement) expires or is terminated prior to the Closing, in whole or in part, for any reason, or any portion of the Financings becomes unavailable on the terms and subject solely to the conditions set forth in the Debt Commitment Letters or any Definitive Debt Agreement shall be withdrawn, repudiated, terminated or rescinded (other than as a result of any commitment reduction in connection with the consummation of alternative financing transactions providing, when taken together with any other funding sources available to Parent, the Required Amounts at Closing), then Parent shall (A) promptly use its reasonable best efforts to arrange for Alternate Financing (which Alternate Financing (1) shall be in an amount no less than, when taken together with any other funding sources available to Parent, the Required Amounts and (2) shall not include conditions to such Alternate Financing that are more onerous than, taken as a whole, the conditions set forth in the Debt Commitment Letters on the date of this Agreement (as reasonably determined in good faith by Parent) to replace the Financings, to be consummated no later than the day on which the Closing shall occur pursuant to this Agreement), (B) provide to the Company copies of all documents (including all fee letters and commitment letters; provided that any fee and commitment letters may be redacted in a customary fashion as to economic terms and other commercially sensitive numbers and provisions specified in any such letter, none of which could adversely affect the availability, conditionality, enforceability or amount of the Financings contemplated thereby) relating to any alternative financing to replace the Financings and (C) keep the Company reasonably informed of the process of obtaining any Alternate Financing. If any Alternate Financing is obtained in accordance with this Section 6.20(a), Parent shall promptly notify the Company thereof and references to the “Financings,” “Debt Commitment Letters” and “Debt Financing Fee Letters” (and other like terms in this Agreement) shall include such Alternate Financing, as applicable.

(iv)            Notwithstanding anything in this Agreement to the contrary, Parent and Merger Sub expressly acknowledge and agree that neither the availability nor terms of the Financings or any Alternate Financing are conditions to the obligations of Parent or Merger Sub to consummate the Merger, and each of Parent and Merger Sub reaffirms its obligation to consummate the Merger and the other Transactions subject only to the express conditions set forth herein, irrespective and independent of the availability or terms of the Financings or any Alternate Financing.

(b)      Financing Collateral and Capacity. Parent shall be subject to the obligations set forth in Schedule 6.20(b) of the Parent Disclosure Letter.

(c)      Financing Cooperation.

From the date of this Agreement until the earlier of the Effective Time and such time as this Agreement is terminated in accordance with Article VIII, the Company shall use its commercially reasonable efforts, and shall use its commercially reasonable efforts to cause each of its Subsidiaries and its and their respective Representatives to, provide to Parent such reasonable cooperation as may be reasonably requested by Parent in connection with the arrangement of the Financings or Alternate Financing, including:

(i)            participating in, and causing appropriate members of senior management and other Representatives of the Company and its Subsidiaries (with appropriate seniority and expertise) to participate in, a reasonable number of meetings (which may be virtual or via teleconference) with prospective lenders, investors, rating agency presentations and due diligence sessions, in each case at mutually agreed times;

(ii)            assisting Parent in the preparation of customary marketing materials, including any confidential information memorandum, offering memorandum, or lender presentation to be used in connection with any syndication of the Financings;

(iii)            furnishing Parent and the Financing Sources with such customary financial and other information regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent and that is necessary and customary in connection with the arrangement of financings of a type similar to the Financings or Alternate Financing;

(iv)            furnishing to the Administrative Agent and the Lead Arrangers (each as defined in the Bridge Commitment Letter), at least three Business Days prior to the Closing Date, (A) all documentation and other information about the Company and its Subsidiaries that the Administrative Agent and the Lead Arrangers reasonably determine is required by United States regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested in writing to the Company not fewer than 10 Business Days prior to the Closing Date and (B) if the Company or any Subsidiary guarantor borrowing entity qualifies as a “legal entity customer” under 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), a certification regarding beneficial ownership required by the Beneficial Ownership Regulation, to the extent reasonably requested in writing at least 10 Business Days prior to the Closing Date;

(v)            if applicable to the Transactions, (A) obtain customary consents (subject to customary limitations) of outside auditors of the Company and its Subsidiaries for use of their auditor opinions in any materials relating to an Alternate Financing or the Financings, (B) cause such outside auditors to partake in a reasonable number of reasonable and customary accounting and auditor due diligence sessions (which may be virtual or via teleconference) at mutually agreed times and places, and (C) cause its outside auditors to provide any customary “comfort letters” with respect to the Company’s financial statements in connection with any offering of debt securities being issued as part of an Alternate Financing or the Financings; and

(vi)            reasonably cooperating with Parent in satisfying the conditions to the funding of the Financings or Alternate Financing to the extent the satisfaction of such conditions requires the cooperation of, or is within the primary control of, the Company and its Subsidiaries or any of their directors, officers, employees and Representatives.

(d)            Nothing in Section 6.20(c) shall require the Company to take any action that would (i) unreasonably interfere with, or is unreasonably burdensome on, the ongoing business or operations of the Company or its Subsidiaries, (ii) require the Company or its Subsidiaries to pay any commitment or other fee or incur any other cost or expense, liability or obligation in connection with the Financings prior to the Closing that is not promptly reimbursed or indemnified by Parent, (iii) require the Company or its Subsidiaries to take any action that is effective prior to, and not conditioned upon, the Closing, (iv) require the Company or its Subsidiaries to provide any information the disclosure of which would jeopardize any attorney-client or other legal privilege or violate any Contract or other obligation of confidentiality binding upon the Company or its Subsidiaries (provided that the Company shall use commercially reasonable efforts to provide such information in a manner that would not result in such jeopardy or violation), or (v) result in a violation of applicable Law. Nothing in Section 6.20(c) shall require the Company or any of its Subsidiaries to deliver any certificate, opinion or document or take any corporate or other action on behalf of or binding upon the Company or its Subsidiaries that would be effective prior to the Closing.

(e)            Parent shall, upon request by the Company, promptly reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses incurred by the Company or any of its Subsidiaries in connection with fulfilling its obligations pursuant to this Section 6.20. Notwithstanding anything herein to the contrary, Parent shall indemnify and hold harmless the Company and each of its Subsidiaries from and against any and all damages actually suffered or incurred by them in connection with actions taken or omitted to be taken pursuant to this Section 6.20, except in the event such loss or damage arises directly out of (i) the gross negligence or willful misconduct of the Company or any of its Subsidiaries, (ii) the material breach of this Agreement thereby, or (iii) any material misstatement or omission of a material fact in any information relating to the Company provided to Parent in writing by the Company for inclusion in any materials relating to the Financings.

(f)            Notwithstanding anything to the contrary in this Agreement, the conditions set forth in Section 7.2(b), as they apply to the Company’s obligations under this Section 6.20 shall be deemed satisfied on the Closing Date unless (i) the Company has failed to satisfy its obligations in any material respect under Section 6.20(c), (ii) Parent has provided notice to the Company of any such failure to comply in any material respect with Section 6.20(c) in writing in a reasonably sufficient period of time prior to the Closing Date to permit the Company a reasonable opportunity to cure such failure, (iii) the Company has failed to cure such failure, and (iv) such failure is the primary cause of Parent’s inability to obtain the Financings.

9.	Section 8.2(b) of the Merger Agreement (Notice of Termination; Effect of Termination) is hereby amended and restated in its entirety to read as follows:

In the event of termination of this Agreement by any party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party except with respect to this Section 8.2, Section 6.6(b), Section 6.20(e), Section 8.3 and Article I and Article IX; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages (including, in the case of the Company, damages based on the consideration that would have otherwise been payable to the Company Stockholders, which shall be deemed to be damages of the Company) for a willful breach of any covenant, agreement or obligation hereunder or intentional fraud, or as provided in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

10.	References to “Debt Commitment Letter” and to “Financing” in Section 9.7 of the Merger Agreement are hereby amended to be “Debt Commitment Letters” and “Financings”, respectively.

11.	References to “Debt Commitment Letter” and to “Financing” in Section 9.15 of the Merger Agreement are hereby amended to be “Debt Commitment Letters” and “Financings”, respectively.